Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: September 17, 2014

The following is a presentation used by J. Patrick Keyes, Executive Vice President and Chief Financial Officer of Wisconsin Energy Corporation, at an investor conference on September 17, 2014.

2014 Wolfe Research Power and Gas Leaders Conference September 17, 2014

Cautionary Statement Regarding Forward-Looking Information This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this presentation could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this presentation are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this presentation. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this presentation (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. 2

Additional Information And Where to Find It The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at 200 East Randolph Street, Chicago, IL 60601. Participants in Solicitation This presentation is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys' executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 3

A Track Record of Performance Leading Reliability and Customer Satisfaction Named the most reliable utility In the U.S. in 2013 In the Midwest nine of the past 12 years During 2013, achieved highest customer satisfaction ratings in past decade likely best ever 4

2014 J.D. Power Survey* Business Customer Satisfaction Survey responses from approximately 17,000 commercial customers across 48 utility systems nationwide We Energies ranked: Number 1 in Wisconsin Number 1 in the Midwest for power quality and reliability Number 1 in the Midwest for customer service * 2014 J.D. Power and Associates Electric Business Customer Satisfaction Study/Large Utilities 5

A Track Record of Performance Dramatic Change in Environmental Performance From 2000 to 2014 Power plant capacity up 50% Emissions of nitrogen oxide sulfur dioxide down 80% mercury particulate matter 6

Wisconsin Energy is the only company in the S&P Electric Index S&P Utilities Index Philadelphia Utility Index Dow Jones Utilities Average that has grown earnings per share and dividends per share every year since 2003 A Track Record of Performance Consistent Earnings and Dividend Growth 7

Wisconsin Energy 227.1% Dow Jones Utilities Average 170.5% Philadelphia Utility Index 137.1% S&P Electric Index 132.4% Total Shareholder Return Ten-Year Performance Dow Jones Industrial Average 104.9% S&P 500 Index 104.3% NASDAQ Composite Index 133.2% 8

2014 First Half Results 2014 2013 Earnings Per Share $1.50 $1.28 Increase of 17.2 percent 9

Where We Go From Here Delivering the Future From 2014 through 2023, our plan is to invest $6.5 to $7.1 billion in needed infrastructure projects that will: Renew and modernize our grid Meet new environmental standards Reduce our operating costs for customers 10

Wisconsin Energy is planning to acquire Integrys for a total consideration of $71.47 per share based on June 20 closing price Transaction Overview 11

Strategic Rationale Transaction Overview Acquisition will create the leading electric and natural gas utility in the Midwest Combination will offer significant benefits to customers and shareholders of both companies Meets or exceeds WEC’s acquisition criteria Accretive to earnings starting in first full calendar year of combined operations Largely credit neutral Long-term growth prospects of combined entity equal to or greater than standalone company Combined company’s long term EPS growth rate 5-7% 12

Strategic Rationale Operational and Financial Fit Operational Strong geographic fit and complementary operations Majority ownership of ATC Regulatory diversification Financial Double the annual capital spending and increase regulated rate base by 70% EPS growth rate of 5-7%, more than 99% from regulated operations Charitable contributions and community involvement to be maintained at historic levels Continued strong balance sheet and cash flow Still expect to be cash flow positive on an annual basis 13

Strategic Rationale Pro Forma Company Overview Combined Service Territory ___________________________ Calculated as % ownership of total ATC transmission lines. WEC and TEG own 26.2% and 34.07% of ATC, respectively. Minnesota Wisconsin Illinois Michigan Integrys Gas Integrys Combo Service Company Statistics $15 billion market cap 1.5 million electric customers 2.8 million gas customers 60% ownership of ATC (1) 71,000 miles electric distribution 44,000 miles gas distribution $16.8 billion of rate base in 2015 14

Strategic Rationale Key Transaction Components Headquarters Corporate headquarters in metropolitan Milwaukee Continued operating headquarters in Green Bay, Chicago, and Milwaukee Leadership Chairman and CEO: Gale Klappa Other senior leadership roles in combined company to be filled by current WEC senior officers WEC board to add three members from TEG board Name Upon closing, new company name will be WEC Energy Group, Inc. Ticker remains WEC Ownership 72% current WEC shareholders, 28% current TEG shareholders 15

Financial Summary and Approval Timeline Summary of Financial Terms Overall Integrys transaction value: $9.1 billion $5.8 billion for Integrys shares $3.3 billion of assumed Integrys debt 74% equity, 26% cash Fixed exchange ratio of 1.128 WEC shares per TEG share $18.58 per share cash consideration Funded by issuing $1.5 billion of acquisition debt 16

Financial Summary and Approval Timeline Summary of Financial Terms Dividend policy Integrys shareholders neutral initially Current dividend policy for WEC shareholders until closing WEC shareholders to receive dividend increase at time of close Expected to be accretive to both sets of shareholders in future years 17

Financial Summary and Approval Timeline Approval Timeline State regulatory applications filed first week of August Wisconsin, Illinois, Michigan, and Minnesota FERC filing has been made On track for the Hart-Scott-Rodino and FCC filings WEC and TEG shareholder approvals later this year Expect transaction to close second half of 2015 18

Integrys Overview Chicago Gas Infrastructure Investment Twenty-year program to replace gas infrastructure in the City of Chicago Average annual investment over next five years of $350 million Investment recovery covered under Qualified Infrastructure Plant (Rider QIP) Immediate earnings as infrastructure investments are made (return on and of capital costs) Monthly filings (one-month delay on cash flow) In effect from 2014 – 2023 Over 1,000 jobs created since the program began 19

Integrys Overview Wisconsin Public Service Investment Weston 3 plant environmental upgrade Approved by Wisconsin Commission $345 million of total investment from 2013-2016 Advanced from site preparation to foundation work in June of 2014 System Modernization and Reliability Project Approved by Wisconsin Commission $220 million of total investment from 2014-2018 Project activities: Convert over 1,000 miles of overhead distribution power lines to underground Add distribution automation equipment on 400 miles of lines 20

Key Takeaways of Transaction Combination creates the leading electric and natural gas utility in the Midwest and a top ten gas distribution company EPS growth of 5-7% coupled with strong dividend growth Larger ownership in ATC brings opportunity for additional transmission investment Positioned to deliver among the best risk-adjusted returns in the industry Positive free cash flow 21